EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 1999

                      COUPON PERIOD ENDING 17 NOVEMBER 2003

NOTES
------------------------------------------------------------------------------------------------------------------------------
                          FV OUTSTANDING                                         COUPON         PRINCIPAL      CHARGE OFFS
                               (USD)        BOND FACTOR       COUPON RATE    PAYMENTS (USD)   PAYMENTS (USD)      (USD)
                          --------------    -----------       -----------    --------------   --------------   ------------

Class A1 Notes                      0.00      0.000000%          0.00000%              0.00             0.00       0.00


Class A2 Notes            119,438,887.39     20.991017%          1.46000%        558,118.27    26,963,455.64       0.00


Class A3 Notes            125,000,000.00    100.000000%          1.55000%        505,902.78             0.00       0.00

Class B Notes               9,500,000.00    100.000000%     Not Disclosed     Not Disclosed             0.00       0.00
-----------------------------------------------------------------------------------------------------------------------------

                                                                     31 Oct 03
POOL SUMMARY                                                            AUD
------------                                                     --------------
Outstanding Balance - Variable Rate Housing Loans                   345,911,952
Outstanding Balance - Fixed Rate Loans                               39,977,280
Number of Loans                                                           5,350
Weighted Average Current LVR                                             49.85%
Average Loan Size                                                        72,129
Weighted Average Seasoning                                              77 mths
Weighted Average Term to Maturity                                      211 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                            --------------
Scheduled Principal Payments                                       5,656,025.77
Unscheduled Principal Payments                                    40,961,835.65
Redraws                                                            5,007,590.37

Principal Collections                                             41,610,271.05

TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                        --------------
Principal Collections                                             41,610,271.05
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         41,610,271.05

Principal Distributed                                             41,610,271.05
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                            --------------
Available Income                                                   7,686,840.22
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              7,686,840.22

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                    --------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00


CPR
---
                                                 AUG-03      SEP-03     OCT-03
                              1 mth CPR          28.91%      30.48%     29.99%

ARREARS
-------
                              % of pool
                             (by balance)
31 - 59 days                    0.52%
60 - 89 days                    0.09%
90+ days                        0.05%
Defaults                         Nil
Losses                           Nil